Mail Stop 3561

December 31, 2007

Michael O. Moore
Executive Vice President,
    Chief Financial Officer
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

> **Re: Advance Auto Parts, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed February 28, 2007**
> **File No. 001-16797**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2007**
> **File No. 001-16797**

Dear Mr. Moore:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 30, 2006

Critical Accounting Policies, page 25

1. We note that you maintain reserves for your inventory. In future filings, please include these reserves in your Schedule II provided under Regulation S-X Rule 5-04(a). We also note that there was a significant increase in the inventory reserve

in the most recent fiscal year. The reasons for this increase should be discussed either hear or elsewhere in management's discussion and analysis.

2. We note that you accrue reserves for self insurance. Please tell us why these reserves increased significantly from December 30, 2005 to December 31, 2006. In future filings, please provide a table that reconciles beginning and ending balances by disclosing additions, utilization and adjustments to the accrual. This table can be presented either as part of this discussion, in the notes to your financial statements or as part of Schedule II. You should discuss significant changes in the accrual as part of your disclosures of critical accounting policies.

Notes to Consolidated Financial Statements, page F-10

3. We note your website states you accept used auto batteries when you sell new batteries. Please tell us if there are any environmental costs or obligations associated with this business practice. Tell us whether you use a third party to dispose of or recycle the batteries. Confirm that you are in compliance with state laws that either mandate the recycling of lead acid batteries or prohibit their disposal in landfills.

Sales Returns and Allowances, page F-12

4. Please include your reserves for sales returns and allowances as part of your Schedule II.

10. Accrued Expenses, page F-23

5. Please explain to us why you have accrued expenses related to capital expenditures.

14. Income Taxes, page F-26

6. Tell us why there is a large deferred tax liability associated with your inventory. Explain to us in detail the specific causes that result in your inventory being significantly lower for tax purposes than for GAAP purposes.

20. Segment and Related Information, page F-34

7. In your business discussion you state that similar product categories contribute different levels of profitability to your operations and also describe product sales by groups such as replacement parts, maintenance items and general accessories. We refer you to pages 3 and 6. Please tell us why you have not included the disclosures required by paragraph 37 of SFAS No. 131. Alternatively, please provide us with an example of your proposed disclosure for future filings.

Schedule 1 - Condensed Financial Information of the Registrant, page F-37

8. Please tell us how the current disclosure satisfies the requirements concerning restrictions on dividends and retained earnings or net income. See Rule 4-08(e)(3)(i) and (ii) and Rule 5-02.31(a)(3) of Regulation S-X. If there are no restrictions between parent and subsidiaries please disclose this fact in future filings.

Definitive Proxy on Schedule 14A

Compensation Discussion & Analysis, page 13

Base Salary, page 14

9. You indicate that you compare your base salaries to the competitive retail market data provided by HayGroup. Clarify whether the information provided by HayGroup differs from the peer group of companies you disclose above. If it does and considering you appear to be benchmarking this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv).

10. You disclose that base salary levels for your executives are below the median for the retail market. You also disclose that you intend to increase salaries to a level approaching the median of the retail market. Disclose in more detail why current base salaries are below the median for your market group. Disclose how you plan to implement the proposed salary increases. For example, disclose the time period over which these increases are expected to take place as well as if there are any predetermined increases, either in whole dollar amounts or as a percentage of salary, which you plan to implement in order to close the gap. Please provide us with an example of your proposed revisions to your disclosure. See Regulation S-K Item 402(b)(1)(v).

11. We note that you consider the performance of the individual executive in determining the base salary. Enhance your disclosure to more specifically identify what aspects of performance are considered and how they impact any changes to base salary. See Regulation S-K Item 402(b)(2)(vii).

12. We note that there have been material increases in the annual base salaries of several of your executives. Please tailor your discussion to discuss the factors that contributed to these material increases. See Regulation S-K Item 402(b)(2)(ix) and instruction (2) to Item 402(b).

Annual Incentive Plan, page 14

13. We note that a significant portion of your incentive bonus is tied to performance relative to budgeted amounts. We also note that the bonus paid pursuant to the incentive plan is targeted to be a significant portion of total compensation. Given that budgets are subjective please expand your disclosure to more specifically address how you determine budgeted sales and operating income targets. Disclose the amounts used for budgeted sales and operating income for 2006 and 2007 and provide a brief analysis of how you chose these amounts. To the extent you believe disclosure of these targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. See Regulation S-K Item 402(b)(1)(v).

Long Term Incentive Compensation, page 15

14. We note your disclosure that option grants are based upon an executive's performance relative to stock option guidelines. Expand your disclosure to discuss the elements of individual performance and the stock option guidelines. See Regulation S-K Item 402(b)(2)(vii).

15. Your disclosures in the section titled "Setting Executive Compensation" indicate that total compensation will be determined based upon a comparison of your earnings per share growth with that of your peers. Discuss in more detail how this objective will impact your determination of long term incentive compensation. See Regulation S-K Item 402(b)(1)(v).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341 or Michael Moran, Accounting Branch Chief at (202) 551-3841 if you have any questions regarding the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director